Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2020

Highlights of the Second Quarter of 2020:

◾	Net revenues after voyage expenses: $4.7 million in Q2 2020 compared to $8.0 million in Q2 2019
◾	Net loss: $11.3 million in Q2 2020, as compared to $6.9 million in Q2 2019
◾	EBITDA[1]: ($2.1) million in Q2 2020, as compared to $1.7 million in Q2 2019

Highlights of First Six Months of 2020:

◾	Net revenues after voyage expenses: $12.3 million in 6M 2020 compared to $14.8 million in 6M 2019
◾	Net loss: $19.6 million in 6M 2020, as compared to $15.5 million in 6M 2019
◾	EBITDA[1]: ($1.1) million in 6M 2020 as compared to $2.1 million in 6M 2019

Second Quarter of 2020 and Recent Developments:

◾	Delivered one vessel to Glencore under a long-term time-charter following scrubber installation
◾	Successfully completed a series of equity capital markets transactions
◾	Acquired one Capesize vessel with prompt delivery
◾	Completed refinancing of a facility achieving a gain of $5.6 million
◾	Effected a 16-1 Reverse Stock Split
◾	Regained compliance with the Nasdaq minimum bid price requirement

Market Improvement in the Third Quarter of 2020:

◾	Fleet average time charter equivalent rate (TCE)[1] in Q3 to date at $22,414 per ship per day, up 221% compared to the fleet average of $6,985 in the first half of 2020

August 5, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today its financial results for the second quarter and six months ended June 30, 2020.

For the quarter ended June 30, 2020, the Company generated net revenues after voyage expenses of $4.7 million, a 41% decrease compared to the second quarter of 2019. The daily TCE of the fleet for the second quarter of 2020 was $5,424, down 40% from $9,104 in the second quarter of 2019 mainly due to the timing of the spot voyage fixtures in the second quarter of 2020 and the better market conditions in the second quarter of the previous year. The average daily per vessel OPEX of the fleet for the quarter was $5,140, largely in-line with the $5,015 incurred in the second quarter of 2019. Cash interest and finance costs for the second quarter of 2020 was $4.0 million compared to $3.8 million for the same period in 2019 (see table further below).

For the six-month period ended June 30, 2020, net revenues after voyage expenses were $12.3 million, decreased by 17% when compared to $14.8 million in same period of 2019. EBITDA for the first six months of 2020 was negative $1.1 million, compared to EBITDA of $2.1 million in the same period of 2019, a decrease driven by the reduction in net revenues after voyage expenses. The daily TCE of the fleet for the first six months of 2020 was $6,985 per ship per day, compared to $8,368 in the first six months of 2019. The average daily OPEX of the fleet was $5,353, reflecting a 9% increase against the respective period of 2019 mainly on the back of the increase noted in the OPEX figure for the first quarter of 2020 which was due to the timing of various related expenses. General and Administrative expenses in the first six months of 2020 stood at $3.1 million, in line with the $3.2 million recorded in the respective period in 2019.

1 EBITDA and Time Charter Equivalent (“TCE”) rate are non-GAAP measures. Please see the reconciliation below of EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

As of June 30, 2020, cash and cash equivalents including restricted cash stood at $30.4 million, marking an 109% improvement against December 31, 2019. Shareholders’ equity as of June 30, 2020 was $58 million, increased by 94% compared to $29.9 million as of December 31, 2019.

Third Quarter 2020 TCE Guidance:

Since the beginning of the third quarter of 2020, 88% of our available days (fleet ownership days less off-hire days due to surveys) have been fixed, at a daily TCE of approximately $22,4142 per ship per day, marking an increase of 221% as compared to the fleet average TCE rate of $6,985 in the first six months of 2020. During this period, 30% of our fleet is employed under voyage charters and 70% under Index-linked Time Charters.

For the vessels being operated under voyage charters, spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer, stated:

“As mentioned in our recent releases, the first half of 2020 was one of the most challenging periods in the history of dry bulk shipping. Our results for the second quarter and first six months of 2020 were materially affected by the depressed earnings environment due to a combination of events that impacted negatively the Capesize market. In the beginning of the year, the outbreak of the COVID-19 pandemic in Asia and the subsequent slowdown of Chinese industrial production had a detrimental effect on the demand for iron ore imports. Going into the second quarter and while the Chinese economy started to recover, the severe weather effects in Brazil handicapped Vale’s iron ore production capacity. As a result, exports reduced by 10% year-over-year, and consequently, the daily TCE of the Baltic Capesize Index (‘BCI’), on May 14, 2020 reached $1,992, the lowest point after the all-time lows in 2016.

During this challenging period, we acted to enhance our liquidity and further strengthen our balance sheet by raising equity from our shareholders to reduce our debt levels and capitalize on market opportunities. In May 2020, we successfully completed a series of equity capital raising transactions, with total net proceeds of approximately $47 million.

Furthermore, we concluded the refinancing of one of our loan facilities, which was maturing in July 2020, by settling the $29.1 million outstanding for $23.5 million instead. This settlement is expected to result in a $5.6 million gain and an equivalent equity accretion that will be recorded in our financial results for the third quarter of 2020. At the same time, we are making good progress in our discussions with our lenders regarding the remaining loan facilities expiring in 2020 with the objective of extending the maturities and improving the financing terms of these loan facilities.

In addition, among the accretive transactions that we concluded in this period, we acquired one Capesize vessel at a historically low price, utilizing part of the equity capital raising proceeds. The vessel will be delivered to us imminently. Based on the Capesize forward freight contracts for the remainder of 2020 trading at about $20,474 per day, the incremental TCE revenue from this vessel alone may exceed $2.9 million by the end of the year.

While the effect of the above transactions will be fully reflected in our September 30, 2020 results, the current picture represents a significant improvement, with cash reserves of $30.4 million compared to $14.6 million as of December 31, 2019, and stockholders’ equity of $58 million, which stands at the highest levels recorded since the Company’s re-launching in 2015.

Regarding current market conditions, we are very pleased to see a significant reversal of the negative factors of the first half into a full-blown recovery. Following the improvement in the weather conditions in Brazil, Vale has ramped up its production, which in combination with the robust demand for cargo from China, has seen the daily TCE of the BCI surging from its May lows of $1,992 to a 10-month high of $33,760 in July.

2 For vessels on index-linked T/Cs, the TCE assumed for the remaining operating days is equal to the FFA rate for the respective period, as of August 3, 2020.

Our daily TCE for the third quarter, based on 88% of our available days, stands at $22,414, which is 221% higher than our 1H TCE.

Looking ahead, we are confident that the stable demand from China, the COVID-19 economic stimulus relief and the ramp up of the Brazilian exports, in-line with Vale’s recently reiterated production guidance, will contribute towards what we believe will be a sustainably healthy market for the rest of 2020 and in 2021.

Seanergy was well positioned to capture the upturn, based on index-linked employment for the majority of our fleet. In addition, we will continue to pursue opportunities that will serve our strategic targets of sustainable growth and capital structure improvement in the near future.”

Company Fleet:

Vessel Name	Vessel Size Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	Minimum T/C duration
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (1)	3 years
Championship (2)	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (3)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (4)	3 years
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (5)	3 years
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (6)	3 years
Knightship (7)	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked (8)	3 years
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked (9)	10 months
Fellowship	Capesize	179,701	2010	Daewoo	No	Voyage/Spot
Geniuship	Capesize	170,058	2010	Sungdong	No	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Voyage/Spot
Goodship (10)	Capesize	177,536	2005	Mitsui Engineering	No	Voyage/Spot

(1)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(2)
Sold to and leased back on a bareboat basis from a major commodity trading company on November 7, 2018 for a five-year period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time.

(3)
Chartered by Cargill from November 7, 2018 for a period of 60 months, with an additional period of 24 to 27 months at charterer’s option. The daily charter hire is based on the BCI plus a gross daily scrubber premium of $1,740. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(4)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $3,735 until May 2021. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(5)
Chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The daily charter hire is based on the BCI plus a gross daily scrubber premium of $2,163.

(6)
Chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The daily charter hire is based on the BCI plus a gross daily scrubber premium of $2,163.

(7)
Sold to and leased back on a bareboat basis from a major Chinese leasing institution on June 28, 2018 for an eight-year period. We have a purchase obligation at the end of the eight-year period and we further have the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

(8)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of minimum 36 to maximum 42 months with two optional periods of about 11 to maximum 13 months. The daily charter hire is based on the BCI.

(9)	Chartered by a dry bulk charter operator and was delivered to the charterer on April 23, 2020 for a period of about 10 to about 14 months. The daily charter hire is based on the BCI.
(10)	Expected Delivery to Seanergy in August 2020.

Fleet Data:

(U.S. Dollars in thousands)

	Q2 2020	Q2 2019	6M 2020	6M 2019
Ownership days (1)	910	910	1,820	1,810
Available days (2)	866	885	1,768	1,774
Operating days (3)	863	883	1,764	1,768
Fleet utilization (4)	94.8%	97.0%	96.9%	97.7%
TCE rate (5)	$5,424	$9,104	$6,985	$8,368
Daily Vessel Operating Expenses (6)	$5,140	$5,015	$5,353	$4,923

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

(3)
Operating days are the number of ownership days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including dry-dockings, special and intermediate surveys, lay-up days and unforeseen circumstances. Operating days also includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(5)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q2 2020	Q2 2019	6M 2020	6M 2019
Net revenues from vessels	9,042	18,758	22,381	34,771
Less: Voyage expenses	4,361	10,719	10,060	19,977
Net operating revenues	4,681	8,039	12,321	14,794
Operating days	863	883	1,764	1,768
TCE rate	$5,424	$9,104	$6,985	$8,368

(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q2 2020	Q2 2019	6M 2020	6M 2019
Vessel operating expenses	4,677	4,593	9,742	9,015
Less: Pre-delivery expenses	-	29	-	104
Vessel operating expenses before pre-delivery expenses	4,677	4,564	9,742	8,911
Ownership days	910	910	1,820	1,810
Daily Vessel Operating Expenses	$5,140	$5,015	$5,353	$4,923

Net Loss to EBITDA Reconciliation:
(In thousands of U.S. Dollars)

	Q2 2020	Q2 2019	6M 2020	6M 2019
Net loss	(11,286)	(6,900)	(19,629)	(15,543)
Add: Net interest and finance cost	5,556	5,676	11,244	11,912
Add: Depreciation and amortization	3,674	2,838	7,308	5,672
Add: Taxes	-	59	-	59
EBITDA	(2,056)	1,673	(1,077)	2,100

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:
(In thousands of U.S. Dollars)

	Q2 2020	Q2 2019	6M 2020	6M 2019
Interest and finance costs, net	(5,556)	(5,676)	(11,244)	(11,912)
Add: Amortization of deferred finance charges	177	237	349	605
Add: Amortization of convertible note beneficial conversion feature	1,279	800	2,416	1,785
Add: Amortization of other deferred charges	149	886	302	995
Add: Cash interest waived - related party	-	-	-	1,164
Cash interest and finance costs	(3,951)	(3,753)	(8,177)	(7,363)

Second Quarter and Recent Developments:

Delivery of the M/V Knightship under the Glencore T/C

In May 2020, the M/V Knightship was delivered to ST Shipping and Transport Pte. Ltd., (“ST Shipping”), a fully owned subsidiary of Glencore plc. under the previously announced time-charter. The employment contract commenced immediately following completion of the scrubber installation on the vessel and extends for a period of 36 to 42 months. The daily hire of the T/C is based on the 5 T/C routes of the BCI. In addition to the daily hire, the Company is entitled to receive revenue under a profit-sharing agreement which is triggered above a certain spread between the price of High and Low Sulphur Fuel Oil throughout the term of the charter. The charterer has compensated Seanergy for 100% of the scrubber investment, including equipment and installation cost as well as for the associated off-hire days.

Public offering and Registered direct offerings

Between April 1, 2020 and May 7, 2020, Seanergy undertook a series of equity raisings beginning with an underwritten public offering and followed by four registered direct offerings of common shares and concurrent private placements of warrants majority of which was exercised within the second quarter of the year. The aggregate gross proceeds from the offerings and the subsequent warrant exercises amounted to $51 million.

Capesize vessel acquisition with prompt delivery

In May 2020, the Company agreed to acquire a Japanese 2005-built Capesize vessel from an unaffiliated third party, for a gross purchase price of $11.4 million. The vessel will be renamed M/V Goodship and shall be delivered to the Company within August. Following delivery of the new vessel, the size of the Company’s fleet will increase to 11 Capesize vessels with an aggregate cargo capacity of approximately 1,926,117 dwt. The Company will fund the gross purchase price of $11.4 million with cash on hand, as sourced through its equity capital raisings activities discussed above.

Settlement agreement with a lender resulting in a gain of $5.6 Million

In June 2020, Seanergy entered into a settlement agreement with one of its lenders concerning the facility secured by two of the Company’s Capesize vessels, M/V Gloriuship and M/V Geniuship. Under the terms of the settlement agreement, the $29.1 million outstanding balance under the facility was settled for $23.5 million in July 2020 and all securities pertaining to the subject facility were irrevocably and unconditionally released. The settlement amount of $23.5 million was funded by a senior loan facility of $22.5 million concluded within July 2020 with nominees of EnTrust Global as lenders and by cash on hand.

New EnTrust Loan Facility

In July 2020, the Company entered into a $22.5 million loan agreement with certain nominees of EnTrust Global as lenders for the purpose of partly refinancing the settlement amount of $23.5 million under the loan facility secured by the M/V Gloriuship and M/V Geniuship entered into in September 2015. The facility was fully drawn on July 16, 2020 and is secured by the M/V Gloriuship and M/V Geniuship and cross-collateralized with an existing loan facility entered into in June 2018 for the M/V Lordship.

Regained Nasdaq minimum bid price requirement compliance

In July 2020, the Nasdaq Stock Market confirmed that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), concerning the minimum bid price of the Company’s common stock. The closing bid price of the Company’s common stock has been greater than $1.00 for 10 consecutive business days, from June 30, 2020 to July 14, 2020.

Listing of the Class D Warrants and Update on Number of Shares Outstanding

As of August 5, 2020, the Company has 273,046 reserved shares under the 4,368,750 outstanding Class D warrants, out of the 40,583,500 Class D warrants issued in the underwritten public offering in April 2020. The Company has applied to list the outstanding Class D warrants with Nasdaq Capital Market under the ticker “SHIPL”. As part of this listing application the Company has undertaken, subject to obtaining the listing, to not further reduce the exercise price of the Class D Warrants.
The private warrants issued in private placements in the second quarter of 2020 have been fully exercised.

As of August 5, 2020, the Company had 30,018,557 common shares issued and outstanding. Assuming the exercise of all outstanding Class D warrants, the Company’s common shares outstanding will be 30,291,603.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2020	December 31, 2019*
ASSETS
Cash and restricted cash	30,403	14,554
Vessels and advances for vessels’ acquisitions, net	252,848	253,781
Other assets	12,665	14,216
TOTAL ASSETS	295,916	282,551

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	175,557	183,066
Convertible notes	17,068	14,608
Due to related parties	23,311	24,237
Other liabilities	21,957	30,782
Stockholders’ equity	58,023	29,858
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	295,916	282,551

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenues:
Vessel revenue, net	9,042	18,758	22,381	34,771
Expenses:
Voyage expenses	(4,361)	(10,719)	(10,060)	(19,977)
Vessel operating expenses	(4,677)	(4,593)	(9,742)	(9,015)
Management fees	(251)	(247)	(503)	(494)
General and administrative expenses	(1,786)	(1,488)	(3,145)	(3,174)
Depreciation and amortization	(3,674)	(2,838)	(7,308)	(5,672)
Operating loss	(5,707)	(1,127)	(8,377)	(3,561)
Other expenses:
Interest and finance costs, net	(5,556)	(5,676)	(11,244)	(11,912)
Other, net	(23)	(97)	(8)	(70)
Total other expenses, net:	(5,579)	(5,773)	(11,252)	(11,982)
Net loss	(11,286)	(6,900)	(19,629)	(15,543)

Net loss per common share, basic	(0.65)	(15.62)	(2.05)	(50.92)
Weighted average number of common shares outstanding, basic	17,478,283	441,752	9,588,854	305,224

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the latest acquisition of the Company, Seanergy’s operating fleet will consist of 11 Capesize vessels with an average age of 11.5 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please, visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s ability to continue as a going concern; the Company’s operating or financial results; the Company’s liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com